UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES EARLY PARTICIPATION RESULTS AND

EARLY ACCEPTANCE WITH RESPECT TO ITS PREVIOUSLY ANNOUNCED PRIVATE EXCHANGE OFFERS

MEXICO CITY, MEXICO – September 26, 2019 – Petróleos Mexicanos (“PEMEX”) announced today the early participation results of (a) its offers to exchange any and all of its outstanding series of securities set forth in the table below under the heading “Any and All Offers” (collectively, the “Any and All Securities”, and such offers, the “Any and All Offers”) and (b) its offers to exchange the series of securities set forth in the table below under the heading “Waterfall Offers” (collectively, the “Waterfall Securities”, and such offers, the “Waterfall Offers”) for a specified maximum aggregate principal amount of new securities to be issued by PEMEX. The Any and All Offers and the Waterfall Offers are collectively referred to as the “Exchange Offers.” The Any and All Securities and the Waterfall Securities are collectively referred to as the “Securities.”

The Exchange Offers are being made on the terms and subject to the conditions set forth in the Exchange Offer Statement, dated September 12, 2019 (the “Exchange Offer Statement” and together with the related eligibility letter and the letter of transmittal, the “Offer Documents”), which sets forth in more detail the terms and conditions of the Exchange Offers.

Any and All Offers

Pursuant to the Any and All Offers, (i) tendering holders of the Any and All Securities described in the table below under the heading “Group A” have the option to receive either 6.490% Notes due 2027 (the “New 2027 Notes”) or 7.690% Bonds due 2050 (the “New 2050 Bonds”) as exchange consideration and (ii) tendering holders of the Any and All Securities described in the table below under the heading “Group B” have the option to receive either 6.840% Notes due 2030 (the “New 2030 Notes”) or New 2050 Bonds, as exchange consideration. The New 2027 Notes, the New 2030 Notes and the New 2050 Bonds are collectively referred to as the “New Securities”.

The following table summarizes the early participation results for the Any and All Offers as of 5:00 p.m., New York City time, on September 25, 2019 (the “Early Participation Date”) and the principal amount of each series of Any and All Securities that PEMEX has accepted for exchange:

Group	Series of Securities	Principal Amount Outstanding(1)		Principal Amount Tendered by the Early Participation Date and Accepted for Exchange
Group A	4.875% Notes due 2022	U.S.$	1,738,399,000	U.S. $	940,618,000
	8.625% Bonds due 2022	U.S.$	142,929,000	U.S. $	53,310,000
	Floating Rate Notes due 2022	U.S.$	903,030,000	U.S. $	334,442,000
	5.375% Notes due 2022	U.S.$	1,264,823,000	U.S. $	654,668,000

Group B	3.500% Notes due 2023	U.S.$	1,755,147,000	U.S. $	389,985,000
	4.625% Notes due 2023	U.S.$	1,635,356,000	U.S. $	612,735,000
	8.625% Guaranteed Bonds due 2023	U.S. $	131,003,000	U.S. $	58,982,000
	4.875% Notes due 2024	U.S. $	1,500,000,000	U.S. $	466,787,000
	4.250% Notes due 2025	U.S. $	1,000,000,000	U.S. $	208,769,000

(1)

Principal amount outstanding as of the date hereof, considering the aggregate principal amount of Any and All Securities repurchased and cancelled by PEMEX pursuant to its previously announced cash tender offers commenced on September 12, 2019.

On the terms and subject to the conditions set forth in the Exchange Offer Statement, PEMEX will issue U.S. $1,102,232,000 aggregate principal amount of New 2027 Notes, U.S. $1,163,586,000 aggregate principal amount of New 2030 Notes and U.S. $1,565,788,000 aggregate principal amount of New 2050 Bonds, as exchange consideration for Any and All Securities accepted in the Any and All Offers. The total amount of accrued and unpaid interest to be paid by PEMEX, together with the total amount of cash to be paid by PEMEX in lieu of fractional amounts of New Securities, will be approximately U.S. $19,118,340.87.

Any and All Securities that have been validly tendered or that are validly tendered after the Early Participation Date and prior to the Expiration Date (as defined below) cannot be withdrawn, except as may be required by applicable law.

Waterfall Offers

Pursuant to the Waterfall Offers, tendering holders of the Waterfall Securities described in the table below were offered New 2050 Bonds as exchange consideration.

The following table summarizes the early participation results for the Waterfall Offers as of 5:00 p.m., New York City time on the Early Participation Date and the principal amount of each series of Waterfall Securities that PEMEX has accepted for exchange:

Series of Securities(1)	Principal Amount Outstanding		Acceptance Priority Level	Principal Amount Tendered by the Early Participation Date		Principal Amount Accepted for Exchange
6.500% Bonds due 2041	U.S. $	3,000,000,000	1	U.S. $	1,439,499,000	U.S. $	1,439,479,000
5.500% Bonds due 2044	U.S. $	1,703,533,000	2	U.S. $	730,566,000	U.S. $	730,486,000
6.375% Bonds due 2045	U.S. $	3,000,000,000	3	U.S. $	1,439,529,000	U.S. $	1,439,519,000
5.625% Bonds due 2046	U.S. $	1,976,447,000	4	U.S. $	601,243,000	U.S. $	277,215,000
6.750% Bonds due 2047	U.S. $	6,000,000,000	5	U.S. $	3,074,987,000	U.S. $	0
6.350% Bonds due 2048	U.S. $	3,328,663,000	6	U.S. $	2,040,293,000	U.S. $	0

On the terms and subject to the conditions set forth in the Exchange Offer Statement, PEMEX will issue U.S. $3,500,000,000 aggregate principal amount of New 2050 Bonds, as consideration for Waterfall Securities accepted in the Waterfall Offers. The total amount of accrued and unpaid interest to be paid by PEMEX, together with the total amount of cash to be paid by PEMEX in lieu of fractional amounts of New 2050 Bonds, will be approximately U.S. $56,934,467.93.

Because the acceptance for exchange of all Waterfall Securities validly tendered pursuant to the Waterfall Offers would cause PEMEX to issue an aggregate principal amount of New 2050 Bonds in excess of the U.S. $3.5 billion aggregate principal amount of New 2050 Bonds offered to be issued in exchange for Waterfall Securities validly tendered and accepted for exchange (the “Waterfall Exchange Cap”), PEMEX has accepted for exchange all of the 6.500% Bonds due 2041, 5.500% Bonds due 2044 and 6.375% Bonds due 2045 validly tendered, only U.S. $277,215,000 principal amount of the 5.625% Bonds due 2046 validly tendered (the “2046 Bonds”) and none of the 6.750% Bonds due 2047 or 6.350% Bonds due 2048 validly tendered. PEMEX will accept tenders by holders of 2046 Bonds on a pro rata basis according to the proration procedures described in the Exchange Offer Statement using a proration factor of approximately 46.14%.

Because the Waterfall Exchange Cap has been reached by the Early Participation Date, holders of Waterfall Securities who tender after the Early Participation Date will not have any of their Waterfall Securities accepted for exchange. Any Waterfall Securities not accepted for exchange will be promptly returned to holders.

Waterfall Securities that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

General

Pemex has elected to exercise its right to accept the Securities validly tendered at or prior to the Early Participation Date. The early settlement date on which PEMEX will settle the Securities accepted in the Exchange Offers is expected to be September 27, 2019 (the “Early Settlement Date”). The Exchange Offers will expire at 11:59 p.m., New York City time, on October 9, 2019 (the “Expiration Date”).

The New Securities issued as exchange consideration pursuant to the Exchange Offers will be further issuances of, and will be consolidated, form a single series and be fully fungible with, the outstanding 6.490% Notes due 2027, 6.840% Notes due 2030 and 7.690% Bonds due 2050, respectively, issued by PEMEX on September 23, 2019 (collectively, the “New Money Securities”). Considering the aggregate principal amount of New Money Securities outstanding prior to the Early Settlement Date, the aggregate principal amount outstanding of 6.490% Notes due 2027, 6.840% Notes due 2030 and 7.690% Bonds due 2050 after the Early Settlement Date will be U.S. $2,352,232,000 aggregate principal amount of 6.490% Notes due 2027, U.S. $4,413,586,000 aggregate principal amount of 6.840% Notes due 2030 and U.S. $8,065,788,000 aggregate principal amount of 7.690% Bonds due 2050.

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Global Bondholder Services Corporation is acting as the Information and Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

PEMEX retained Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, BofA Securities, Inc., Credit Agricole Securities (USA) Inc. and Mizuho Securities USA LLC to act as dealer managers in connection with the Exchange Offers (the “Dealer Managers”).

Eligible Holders (as defined below) are advised to check with any bank, securities broker or other intermediary through which they hold Securities as to when such intermediary would need to receive instructions from such Eligible Holder in order for that Eligible Holder to be able to participate in, or withdraw their instruction to participate in, an Exchange Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

The New Securities are being offered for exchange only (1) to holders of Securities who are “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (2) outside the United States, to holders of Securities other than “U.S. persons” (as defined in Rule 902 under the Securities Act) and who are not acquiring New Securities for the account or benefit of a U.S. person, in offshore transactions in compliance with Regulation S under the Securities Act, and who are non-U.S. qualified offerees (as defined under “Transfer Restrictions on the New Securities” in the Exchange Offer Statement). Only holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Statement and to participate in the Exchange Offers (such holders, “Eligible Holders”). The eligibility letter can be accessed at the following link: https://gbsc-usa.com/eligibility/pemex

The New Securities have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The New Securities will be issued with registration rights.

This announcement is for informational purposes only. This press release shall not constitute an offer to buy or the solicitation of an offer to sell any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Exchange Offers are being made solely pursuant to the Offer Documents. The Exchange Offers are not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Exchange Offers to be made by a licensed broker or dealer, the Exchange Offers will be deemed to be made on behalf of PEMEX by the Dealer Managers for the Exchange Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The communication of this press release and any other documents or materials relating to the Exchange Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Exchange Offers were only available to, and the Exchange Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Exchange Offers or any of their contents.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Exchange Offer Statement dated September 12, 2019, relating to the previously announced exchange offers by PEMEX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Associate Managing Director of Finance

Date: September 26, 2019

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.